Exhibit 99.1

SKYLINE CORPORATE COMMUNICATIONS PROPOSED SCRIPT

FOR HOMESTOLIFE LTD

2024 FINANCIAL RESULTS CONFERENCE CALL —

APRIL 11, 2025

8:30 am ET

8:30 pm SGT

CORPORATE PARTICIPANTS

Scott Powell, President, Skyline Corporate Communications Group

Phua Yong Tat, Vice-Chairman, HomesToLife Ltd.

Phua Mei Ming, Chief Executive Officer, HomesToLife Ltd.

Chew Kwang Yong (Robert), Chief Financial Officer, HomesToLife Ltd.

Script

OPERATOR: Good morning, and welcome to the HomesToLife Ltd financial results conference call for the full fiscal year ended December 31, 2024. Your hosts this morning are Chief Executive Officer Ms. Phua Mei Ming, Vice Chairman Mr. Phua Yong Tat, and Chief Financial Officer Mr. Robert Chew. At the request of the Company, today’s call is being recorded and will be available for replay on the investor relations section of the Company’s corporate website, homestolife.com. You may also access the teleconference replay by dialing 1-844-512-2921 or 1-412-317-6671, referencing Access ID 13752874, beginning at 11:30 AM Eastern time today. The replay will be available until April 18 at 11:59 PM Eastern time.

I would like to inform all parties that your lines will now be placed in a listen-only mode until the question-and-answer segment of this call begins. You will receive instructions from the operator to ask a question in that segment.

At this point, I would like to turn the call over to Scott Powell, President of Skyline Corporate Communications Group.

SCOTT: Thank you, operator. Before we begin, I’d like to read you our Forward-Looking Statements provision. “During today’s conference call, the Company representatives may make forward-looking statements. Any statements made in this presentation about future operating results or other future events are forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Please know that actual results achieved by the Company may differ materially from such forward-looking statements. A discussion of factors that could cause such differences appears in the Risk Factors sections of the Company’s 20-F.”

And now, HomesToLife Ltd’s CEO, Ms. Phua Mei Ming, will present an analysis of the Company’s performance during fiscal 2024 as well as an outlook for 2025. Ms. Phua?

MS. PHUA: Thanks, Scott. Thanks again to everyone for joining us on this call. As you may know, HomesToLife Ltd is the holding company of one of Singapore’s leading home furniture companies, comprising six retail store locations offering premium customized furniture solutions to consumers, as well as a new subsidiary, HTL Far East Pte. Ltd., dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region. We completed our IPO and began trading on Nasdaq on October 1 of last year, raising gross proceeds of $5.75 million.

We are thrilled to be trading on Nasdaq for the past six months. Although certain global economic factors continued to impact our financial performance in 2024, we are excited to have launched, on October 28, our wholesale HTL Far East subsidiary to expand our furniture business into the rest of Asia.

Although this subsidiary made minor contributions to our overall revenue during 2024, it has in the first quarter of 2025 produced revenue of over $4 million. As announced in February, we expect HTL Far East to contribute revenue of $12 to 14 million this year.

We expect that the Company’s total revenue for 2025 will be between $16 and $18 million.

For the fiscal year ended December 31, 2024, expressed in rounded U.S. Dollars, the Company had net revenue of $4.17 million, an 18 percent decrease compared to net revenue of $5.07 million for the fiscal year ended December 31, 2023.

The Company’s decrease in net revenue was primarily due to a decline in revenue from sales of our leather and fabric upholstered home furniture products compared to such sales in fiscal 2023. This decline was driven by industry-specific challenges, including shifts in consumer spending habits, the impact of inflation on discretionary purchases, and intensified market competition, which affected HomesToLife Pte. Ltd., the Company’s Singapore retail sector.

For fiscal 2024, the Company’s overall gross profit margin was 65.8 percent as compared to 71.7 percent for fiscal 2023, a decline primarily attributable to a shift in the Company’s sales mix and the implementation of lower pricing strategies to remain competitive in a highly intense market.

For fiscal 2024, HomesToLife Pte. Ltd.’s gross margin was 68.1 percent as compared to 71.7 percent for fiscal 2023. For 2024, HTL Far East, which commenced business in November 2024, had a gross margin of 12.5 percent.

For fiscal 2024, the Company also saw an increase of $1.11 million, or 32 percent, in total operating expenses, compared to fiscal 2023. This increase was primarily the result of listing expenses in fiscal 2024 of $1.06 million, consisting of $733,000 for an audit fee and $330,000 for a listing maintenance fee, compared to no such expenses in fiscal 2023. The increase in total operating expenses in fiscal 2024 also resulted from a rise in general and administrative expenses of $473,000, mainly consisting of $324,000 for salaries paid to increased office staff headcount, compared to fiscal 2023.

The increase in general and administrative expenses in fiscal 2024 was partially offset by a decrease of about $426,000 in sales and distribution expenses, mainly due to marketing support from a related party for introducing new designs and products to the market.

The Company had a loss from operations of $1.79 million during fiscal 2024, as compared to income from operations of $210,000 for fiscal 2023.

Adding other income, which amounted to $123,000 in fiscal 2024 and $27,000 in fiscal 2023, the Company had a net loss of $1.67 million, or $(0.11) per share, for fiscal 2024, as compared to net income of $237,000, or $0.02 per share, for fiscal 2023.

In response to the fiscal 2024 operational losses experienced by HomesToLife Pte. Ltd., I am currently spearheading a restructuring initiative to improve financial performance. This initiative, which began on April 1, 2025, includes closing underperforming stores including the Tagore location, revamping our merchandise offering, and implementing strict expense controls, especially in marketing and advertising.

Weighted average number of ordinary shares was 14,687,500 at December 31, 2024, and 13,250,000 at December 31, 2023.

Cash and cash equivalents at December 31, 2024 was $3.44 million as compared to $1.37 million at December 31, 2023.

Net cash used in operating activities during fiscal 2024 was $1.02 million as compared to net cash provided by operating activities of approximately $895,000 for fiscal 2023.

Total long-term liabilities at December 31, 2024 was approximately $2.27 million, as compared to $2.22 million at December 31, 2023.

At this point, our Vice Chairman Mr. Phua Yong Tat, our CFO Mr. Robert Chew and I will be happy to answer your questions.

OPERATOR: Thank you, Ms. Phua. We’ll now be conducting a question-and-answer session.

If you would like to ask a question at this time, you may press star, one from your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to withdraw your question from the queue. For participants that are using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. We’ll pause for a moment while we assemble the queue, and once again that is star, one. Thank you.

Once again, if you would like to ask a question you may press star, one from your telephone keypad at this time.

OPERATOR: Thank you. There appear to be no questions at this time. I would like to turn the floor back over to Mr. Powell.

SCOTT: Thanks, Mei Ming, Mr. Phua, and Robert. If any callers have a question that you’d like to address to HomesToLife management please feel free to send your question to investor@homestolife.com or info@skylineccg.com at any time.

I’ll now turn the call back to Ms. Phua for closing remarks.

MS. PHUA: Thanks, Scott. And thanks again to everyone for taking the time to join us this morning. We appreciate your interest in our Company, and we invite you to visit our website www.homestolife.com and follow our progress. Thank you and have a great day.

Close of Call

OPERATOR: This concludes today’s conference call. You may now disconnect.